
07004017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GH HASTINGS ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 16TH AVE E

SEATTLE	WA	98112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY H. HASTINGS (206) 329-4245

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

BB 3/20

OATH OR AFFIRMATION

I, Gregory H. Hastings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of gh Hastings Associates, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

GH HASTINGS ASSOCIATES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

C O N T E N T S



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
gh Hastings Associates, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of gh Hastings Associates, LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of gh Hastings Associates, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 16, 2007

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	16,123
Prepaid expenses		2,114
Equipment, at cost, net of accumulated depreciation of $495		13,135
	$	31,372

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	4,305
Members' equity		27,067
	$	31,372

See Notes to Financial Statements

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2006

Revenues		
Consulting fee income	$	404,753
Commission fee income		9,275
		414,028
Expenses		
Professional fees		104,633
Travel and entertainment		30,272
Telephone		8,725
Regulatory fees		965
Dues and subscriptions		3,916
Office expense		1,754
Local taxes		7,072
Insurance		1,788
Education		3,109
Depreciation		495
Other		3,724
		166,453
Net income	**$**	**247,575**

See Notes to Financial Statements

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	28,908
Member capital contributions		145,000
Distributions to member		(394,416)
Net income		247,575
Balance, December 31, 2006	$	27,067

See Notes to Financial Statements

GH HASTINGS ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows from Operating Activities		
Net income	$	247,575
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation		495
Change in operating assets and liabilities		
Prepaid expenses		(2,114)
Accounts payable		4,305
Net cash flows from operating activities		250,261
Cash Flows from Investing Activity		
Purchase of equipment		(13,630)
Cash Flows from Financing Activities		
Member capital contributions		145,000
Distributions to member		(394,416)
Net cash flows from financing activities		(249,416)
Decrease in cash		**(12,785)**
Cash, beginning of year		28,908
Cash, end of year	$	16,123

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

gh Hastings Associates, LLC ("the Company") became a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in April 2006.

The Company is a limited liability company (or "LLC"), and as an LLC, any liability to the owners are generally limited to amounts invested into it.

The Company's services include raising capital for customers through the private placement process by placing securities with accredited investors and providing fee-based financial structuring and consulting. All consulting fee income was earned from two companies in 2006. All commission fee income was earned from one company in 2006.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in bank checking accounts. The Company occasionally has deposits in excess of federally insured limits.

Equipment

Depreciation of equipment is recognized on the straight-line basis over the estimated lives of the assets.

Revenue Recognition

Revenue is generally recognized when received as the Company does not have contracts with customers or others that document the nature, amount and timing of the revenue earnings process. The payments are generally negotiated with other parties or arise from external relationships which are not controlled by the Company.

Income Taxes

The Company has a single member and is a disregarded entity for tax purposes. Items of income, loss, deduction, and credit are passed through to its member-owner in computing its tax liabilities.

Subsequent Distribution

Distributions of $25,000 are expected to be paid to the member by February 28, 2007. Funding for these distributions will be revenue earned in 2007, so management believes it will not result in a net capital requirement violation.

Note 2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000. At December 31, 2006, the Company had computed net capital of $11,818, which was in excess of the required net capital level by $6,818. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .36 to 1.

SUPPLEMENTARY INFORMATION

GH HASTINGS ASSOCIATES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL

Member's equity		$	27,067
Deductions			
Equipment, net	13,135		
Prepaid expenses	2,114		(15,249)
Net capital			11,818
Minimum net capital			5,000
Excess net capital		$	6,818

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	4,305

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12.5% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		36%
Ratio of aggregate indebtedness to net capital		0.36

gh Hastings Associates, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

GH HASTINGS ASSOCIATES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2006

Net capital per the broker's unaudited Focus Report, Part IIA , and net capital as recalculated	$ 11,818

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
gh Hastings Associates, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of gh Hastings Associates, LLC ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency (which is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

February 16, 2007

END